UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: October 24, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
中芯國際集成電路製造有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

VOLUNTARY ANNOUNCEMENT

Clarification On Recent False Media Reports

This announcement is published on a voluntary basis by Semiconductor Manufacturing International Corporation (the “Company” or “SMIC” ).

Regarding recent media reports and rumours on the internet alleging that  Dr. Liang Mong Song, the Co-CEO of SMIC, will be leaving the Company, SMIC solemnly declares that this news is not true.  Any changes of SMIC’s top management shall be in accordance with the Company’s announcement.

The Company strongly condemns the media and individuals who have fabricated and spread the rumours, and reserves the right to pursue legal action.

Shareholders and prospective investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board Semiconductor Manufacturing International Corporation Gao Yonggang Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 24 October 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only